UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Oil States International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

678026105

(CUSIP Number)

February 26, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 678026105

1.	Names of Reporting Persons HCperf Holdings B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,736,033(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,736,033(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,736,033(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.6%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)	HCperf Holdings B.V., formerly known as GEO Dynamics B.V. (“HCperf”), directly holds 2,736,033 shares of common stock, par value $0.01 per share (“Common Stock”), of Oil States International, Inc. (the “Issuer”). LRP IV Luxembourg Holdings S.a.r.l. (“LRP IV”) and LRP V Luxembourg Holdings S.a.r.l. (“LRP V”) collectively own a majority of the outstanding equity interests in HCperf. LRP GP IV, Inc. (“GP Inc. IV”) is the general partner of Lime Rock Partners GP IV, L.P. (“GP LP IV”), which is the general partner of Lime Rock Partners IV, L.P. (“Lime Rock IV”), which wholly owns LRP IV. LRP GP V, Inc. (“GP Inc. V”) is the general partner of Lime Rock Partners GP V, L.P. (“GP LP V”), which is the general partner of Lime Rock Partners V, L.P. (“Lime Rock V”), which wholly owns LRP IV. John T. Reynolds (“Reynolds”) and Jonathan C. Farber (“Farber”) are the sole directors of each of GP Inc. IV and GP Inc. V. Therefore, LRP IV, Lime Rock IV, GP LP IV, GP Inc. IV, LRP V, Lime Rock V, GP LP V, GP Inc. V, Reynolds and Farber may be deemed to share the right to direct the disposition of and may be deemed to share the power to vote or to direct the vote of 2,736,033 shares of Common Stock of the Issuer. Each of LRP IV, Lime Rock IV, GP LP IV, GP Inc. IV, LRP V, Lime Rock V, GP LP V, GP Inc. V, Reynolds and Farber disclaims beneficial ownership of the reported Common Stock except to the extent of such person’s pecuniary interest therein.
(2)	Based on 60,062,963 shares of Common Stock in the Issuer outstanding on February 16, 2018, as set forth in the Form 10-K filed by the Issuer with the United States Securities and Exchange Commission on February 20, 2018 (the “Form 10-K”).

CUSIP No. 678026105

1.	Names of Reporting Persons LRP IV Luxembourg Holdings S.a.r.l.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,736,033(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,736,033(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,736,033(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.6%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)	HCperf directly holds 2,736,033 shares of Common Stock of the Issuer. LRP IV and LRP V collectively own a majority of the outstanding equity interests in HCperf. GP IV, Inc. is the general partner of GP LP IV, which is the general partner of Lime Rock IV, which wholly owns LRP IV. GP V, Inc. is the general partner of GP LP V, which is the general partner of Lime Rock V, which wholly owns LRP IV. Reynolds and Farber are the sole directors of each of GP Inc. IV and GP Inc. V. Therefore, LRP IV, Lime Rock IV, GP LP IV, GP Inc. IV, LRP V, Lime Rock V, GP LP V, GP Inc. V, Reynolds and Farber may be deemed to share the right to direct the disposition of and may be deemed to share the power to vote or to direct the vote of 2,736,033 shares of Common Stock of the Issuer. Each of LRP IV, Lime Rock IV, GP LP IV, GP Inc. IV, LRP V, Lime Rock V, GP LP V, GP Inc. V, Reynolds and Farber disclaims beneficial ownership of the reported Common Stock except to the extent of such person’s pecuniary interest therein.
(2)	Based on 60,062,963 shares of Common Stock in the Issuer outstanding on February 16, 2018, as set forth in the Form 10-K.

CUSIP No. 678026105

1.	Names of Reporting Persons Lime Rock Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,736,033(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,736,033(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,736,033(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.6%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	HCperf directly holds 2,736,033 shares of Common Stock of the Issuer. LRP IV and LRP V collectively own a majority of the outstanding equity interests in HCperf. GP IV, Inc. is the general partner of GP LP IV, which is the general partner of Lime Rock IV, which wholly owns LRP IV. GP V, Inc. is the general partner of GP LP V, which is the general partner of Lime Rock V, which wholly owns LRP IV. Reynolds and Farber are the sole directors of each of GP Inc. IV and GP Inc. V. Therefore, LRP IV, Lime Rock IV, GP LP IV, GP Inc. IV, LRP V, Lime Rock V, GP LP V, GP Inc. V, Reynolds and Farber may be deemed to share the right to direct the disposition of and may be deemed to share the power to vote or to direct the vote of 2,736,033 shares of Common Stock of the Issuer. Each of LRP IV, Lime Rock IV, GP LP IV, GP Inc. IV, LRP V, Lime Rock V, GP LP V, GP Inc. V, Reynolds and Farber disclaims beneficial ownership of the reported Common Stock except to the extent of such person’s pecuniary interest therein.
(2)	Based on 60,062,963 shares of Common Stock in the Issuer outstanding on February 16, 2018, as set forth in the Form 10-K.

CUSIP No. 678026105

1.	Names of Reporting Persons LRP V Luxembourg Holdings S.a.r.l.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,736,033(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,736,033(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,736,033(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.6%(2)
12.	Type of Reporting Person (See Instructions) CO

(1)	HCperf directly holds 2,736,033 shares of Common Stock of the Issuer. LRP IV and LRP V collectively own a majority of the outstanding equity interests in HCperf. GP IV, Inc. is the general partner of GP LP IV, which is the general partner of Lime Rock IV, which wholly owns LRP IV. GP V, Inc. is the general partner of GP LP V, which is the general partner of Lime Rock V, which wholly owns LRP IV. Reynolds and Farber are the sole directors of each of GP Inc. IV and GP Inc. V. Therefore, LRP IV, Lime Rock IV, GP LP IV, GP Inc. IV, LRP V, Lime Rock V, GP LP V, GP Inc. V, Reynolds and Farber may be deemed to share the right to direct the disposition of and may be deemed to share the power to vote or to direct the vote of 2,736,033 shares of Common Stock of the Issuer. Each of LRP IV, Lime Rock IV, GP LP IV, GP Inc. IV, LRP V, Lime Rock V, GP LP V, GP Inc. V, Reynolds and Farber disclaims beneficial ownership of the reported Common Stock except to the extent of such person’s pecuniary interest therein.
(2)	Based on 60,062,963 shares of Common Stock in the Issuer outstanding on February 16, 2018, as set forth in the Form 10-K.

CUSIP No. 678026105

1.	Names of Reporting Persons Lime Rock Partners V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,736,033(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,736,033(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,736,033(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.6%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	HCperf directly holds 2,736,033 shares of Common Stock of the Issuer. LRP IV and LRP V collectively own a majority of the outstanding equity interests in HCperf. GP IV, Inc. is the general partner of GP LP IV, which is the general partner of Lime Rock IV, which wholly owns LRP IV. GP V, Inc. is the general partner of GP LP V, which is the general partner of Lime Rock V, which wholly owns LRP IV. Reynolds and Farber are the sole directors of each of GP Inc. IV and GP Inc. V. Therefore, LRP IV, Lime Rock IV, GP LP IV, GP Inc. IV, LRP V, Lime Rock V, GP LP V, GP Inc. V, Reynolds and Farber may be deemed to share the right to direct the disposition of and may be deemed to share the power to vote or to direct the vote of 2,736,033 shares of Common Stock of the Issuer. Each of LRP IV, Lime Rock IV, GP LP IV, GP Inc. IV, LRP V, Lime Rock V, GP LP V, GP Inc. V, Reynolds and Farber disclaims beneficial ownership of the reported Common Stock except to the extent of such person’s pecuniary interest therein.
(2)	Based on 60,062,963 shares of Common Stock in the Issuer outstanding on February 16, 2018, as set forth in the Form 10-K.

CUSIP No. 678026105

1.	Names of Reporting Persons Jonathan C. Farber
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,736,033(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,736,033(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,736,033(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.6%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	HCperf directly holds 2,736,033 shares of Common Stock of the Issuer. LRP IV and LRP V collectively own a majority of the outstanding equity interests in HCperf. GP IV, Inc. is the general partner of GP LP IV, which is the general partner of Lime Rock IV, which wholly owns LRP IV. GP V, Inc. is the general partner of GP LP V, which is the general partner of Lime Rock V, which wholly owns LRP IV. Reynolds and Farber are the sole directors of each of GP Inc. IV and GP Inc. V. Therefore, LRP IV, Lime Rock IV, GP LP IV, GP Inc. IV, LRP V, Lime Rock V, GP LP V, GP Inc. V, Reynolds and Farber may be deemed to share the right to direct the disposition of and may be deemed to share the power to vote or to direct the vote of 2,736,033 shares of Common Stock of the Issuer. Each of LRP IV, Lime Rock IV, GP LP IV, GP Inc. IV, LRP V, Lime Rock V, GP LP V, GP Inc. V, Reynolds and Farber disclaims beneficial ownership of the reported Common Stock except to the extent of such person’s pecuniary interest therein.
(2)	Based on 60,062,963 shares of Common Stock in the Issuer outstanding on February 16, 2018, as set forth in the Form 10-K.

CUSIP No. 678026105

1.	Names of Reporting Persons John T. Reynolds
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,736,033(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,736,033(1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,736,033(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.6%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	HCperf directly holds 2,736,033 shares of Common Stock of the Issuer. LRP IV and LRP V collectively own a majority of the outstanding equity interests in HCperf. GP IV, Inc. is the general partner of GP LP IV, which is the general partner of Lime Rock IV, which wholly owns LRP IV. GP V, Inc. is the general partner of GP LP V, which is the general partner of Lime Rock V, which wholly owns LRP IV. Reynolds and Farber are the sole directors of each of GP Inc. IV and GP Inc. V. Therefore, LRP IV, Lime Rock IV, GP LP IV, GP Inc. IV, LRP V, Lime Rock V, GP LP V, GP Inc. V, Reynolds and Farber may be deemed to share the right to direct the disposition of and may be deemed to share the power to vote or to direct the vote of 2,736,033 shares of Common Stock of the Issuer. Each of LRP IV, Lime Rock IV, GP LP IV, GP Inc. IV, LRP V, Lime Rock V, GP LP V, GP Inc. V, Reynolds and Farber disclaims beneficial ownership of the reported Common Stock except to the extent of such person’s pecuniary interest therein.
(2)	Based on 60,062,963 shares of Common Stock in the Issuer outstanding on February 16, 2018, as set forth in the Form 10-K.

Item 1.

	(a)	Name of Issuer
Oil States International, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices
Three Allen Center
333 Clay Street, Suite 4620
Houston, Texas 77002

Item 2.

	(a)	Names of Persons Filing
This Schedule 13G is being filed jointly by each of the following persons (each, a “Reporting Person” and together, the “Reporting Persons”):

			(i)	HCperf Holdings B.V., formerly known as GEODynamics B.V. (“HCperf”)
			(ii)	LRP IV Luxembourg Holdings S.a.r.l. (“LRP IV”)
			(iii)	Lime Rock Partners IV, L.P. (“Lime Rock IV”)
			(iv)	LRP V Luxembourg Holdings S.a.r.l. (“LRP V”)
			(v)	Lime Rock Partners V, L.P. (“Lime Rock V”)
			(vi)	Jonathan C. Farber (“Farber”)
			(vii)	John T. Reynolds (“Reynolds”)

	(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business and principal office of LRP IV and LRP V is 6, rue Eugène Ruppert, L-2453 Luxembourg, Luxembourg. The address of the principal business and principal office of HCperf, Lime Rock IV, Lime Rock V, Farber and Reynolds is 274 Riverside Avenue, Westport, Connecticut 06680.

	(c)	Citizenship

			(i)	HCperf, a Netherlands private limited liability company
			(ii)	LRP IV, a corporation incorporated under the laws of the Grand Duchy of Luxembourg
			(iii)	Lime Rock IV, a Cayman Islands exempted limited partnership
			(iv)	LRP V, a corporation incorporated under the laws of the Grand Duchy of Luxembourg
			(v)	Lime Rock V, a Cayman Islands exempted limited partnership
			(vi)	Farber is a citizen of the United States of America
			(vii)	Reynolds is a citizen of the United States of America

	(d)	Title of Class of Securities
Common Stock

	(e)	CUSIP Number
678026105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

		☒	Not applicable.

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

The information in items 1 through 11 on the cover pages to this Schedule 13G is incorporated by reference.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 26, 2018
(Date)

HCperf Holdings B.V.

By:	/s/ J. Will Franklin
	Name:	J. Will Franklin
	Title:	Authorized Person

LRP IV Luxembourg Holdings S.a.r.l.

By:	/s/ J. Will Franklin
	Name:	J. Will Franklin
	Title:	Authorized Person

Lime Rock Partners IV, L.P.

By:	/s/ J. Will Franklin
	Name:	J. Will Franklin
	Title:	Authorized Person

LRP V Luxembourg Holdings S.a.r.l.

By:	/s/ J. Will Franklin
	Name:	J. Will Franklin
	Title:	Authorized Person

Lime Rock Partners V, L.P.

By:	/s/ J. Will Franklin
	Name:	J. Will Franklin
	Title:	Authorized Person

*
Jonathan C. Farber

*
John T. Reynolds

* By:	/s/ Kris Agarwal
Kris Agarwal, Attorney-in-Fact

EXHIBIT INDEX

99.1	Joint Filing Agreement, dated as of February 26, 2018, by and among the Reporting Persons.